EXHIBIT 99.1

O2Micro Announces Engagement of Independent Financial Advisor and Legal Counsel to the Special Committee

GEORGE TOWN, Grand Cayman, March 25, 2022 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM) (“O2Micro” or the “Company”), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced that the special committee (the “Special Committee”) of the Company’s board of directors (the “Board”) has retained Needham & Company, LLC as its independent financial advisor and Skadden, Arps, Slate, Meagher & Flom as its independent U.S. legal counsel to assist the Special Committee in its evaluation and consideration of the previously announced preliminary non-binding proposal letter, dated March 14, 2022, from FNOF Precious Honour Limited (the “Proposal”).

The Special Committee is continuing its review and evaluation of the Proposal. The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Proposal constitutes only a preliminary indication of interest and no decisions have been made with respect to the Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. O2Micro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical or current facts, including statements about beliefs and expectations and statements relating to the Proposed Transaction, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles; variations, expansions or reductions in the mix of our product offerings; the growth and/or contraction of the Company; the timing of our product introductions; changes in interest rates; changes in availability and cost of supplies, such as inflation and supply chain issues; unpredictability of an inability to control the outcome or timing of litigation; changes in applicable laws, regulatory or geopolitical environment, or accounting standards; potential delisting of our ordinary shares and/or ADSs from NASDAQ; specific product manufacturing costs; increased competition; changes in laws, rules and regulations regarding our intellectual property; introduction of new competitors or competing technologies; and the increase of unexpected expenses; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and O2Micro undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com